Exhibit 99.1

LightInTheBox Announces Appointment of Acting Chief Financial Officer

Beijing, March 11, 2019 /PRNewswire/ - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a leading cross-border e-commerce company that delivers products directly to consumers around the world, today announced the appointment of Ms. Wenyu Liu as Acting Chief Financial Officer, effective March 7, 2019.

Ms. Wenyu Liu has years of experience in cross-border ecommerce and financial management. She joined the Company in December 2018, was responsible for the operations of LightInTheBox’s in North America and of Ezbuy Singapore. From 2010 to 2018, Ms. Liu, one of the founders of Ezbuy, served as CEO of Ezbuy Singapore. Ms. Liu obtained her bachelor’s degree from Nanyang Technological University in 2009 and her master’s degree from the National University of Singapore in 2011.

Mr. Zhi Yan, Chairman of LightInTheBox commented, “I am pleased to welcome Ms. Liu as Acting CFO of the Company and I look forward to working closely with her. I am confident that her extensive knowledge of both cross-border ecommerce and finance will contribute greatly to our business going forward.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a leading cross-border e-commerce company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com